April 20, 2006

Via EDGAR and By Facsimile (202-772-9218)

Securities and Exchange Commission

Mail Stop 6010

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:         David Burton

      Staff Accountant

Re:    Richardson Electronics, Ltd.

Item 4.02 Form 8-K

Filed April 7, 2006

File No. 0-12906

Dear Mr. Burton:

We are writing this letter on behalf of Richardson Electronics, Ltd. (the “Company” or the “Registrant”) in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 11, 2006 regarding the above-referenced filing.

This letter sets forth the comment of the Staff and, following the comment, the Company’s response.

Form 8-K dated April 4, 2006

Item 4-02. Non-Reliance on Previously Issued Financial Statements

1.       Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the fiscal years ended May 31, 2003, May 29, 2004 and May 28, 2005 and Forms 10-Q for the interim periods ended September 3, 2005 and December 3, 2005 in light of the errors that you have disclosed.

David Burton

Securities and Exchange Commission

April 20, 2006

Response: As previously disclosed in its Current Report on Form 8-K filed on April 7, 2006, the Company has discovered errors in financial accounting relating to one of its Italian subsidiaries. As a result of these errors, the Company has concluded that its previously issued financial statements, including those for its fiscal years ended May 31, 2003, May 29, 2004 and May 28, 2005, and the interim periods ended September 3, 2005 and December 3, 2005, should not be relied upon.

As the Staff is aware, internal controls over financial reporting are an important component of the Company’s disclosure controls and procedures. In its Annual Report on Form 10-K for the fiscal year ended May 28, 2005, the Company disclosed four material weaknesses in its internal controls over financial reporting and a plan to remediate those material weaknesses. During the implementation of its remediation plan, the Company discovered the accounting errors disclosed in its Current Report of Form 8-K filed on April 7, 2006. Because the accounting errors relate to material weaknesses the Company has already identified and disclosed, the certifying officers do not believe that the these errors are an indication of any additional material weaknesses impacting the adequacy of the Company’s disclosure controls and procedures.

*        *        *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, please advise us at your earliest convenience. You may reach me at 314-259-2438, or Todd M. Kaye at 314-259-2194, or either of us by fax at 314-259-2020.

Very truly yours,

/s/ C. Brendan Johnson
C. Brendan Johnson

Cc:	David J. DeNeve

David J. Gilmartin

William G. Seils

Richardson Electronics, Ltd.

Scott Hodes

Bryan Cave, LLP